Exhibit 19.1

The Kroger Co. Share Repurchase Policy

This purpose of this policy (this “Policy”) is to help The Kroger Co. and its subsidiaries (collectively, “Kroger” or “the Company”) comply with U.S. securities laws, rules and regulations (collectively, “Securities Laws”) concerning insider trading matters with respect to the Company’s open market repurchase of Company’s securities, including any form of shares, debt or other security, previously issued by the Company or any of its affiliates (“Company Securities”). Transactions in Company Securities by our directors, officers and associates are subject to the Company’s Policy on Securities Trading.

The board of directors of the Company (the “Board”) may from time to time authorize the Company to repurchase Company Securities under such terms and conditions that the Board may determine (a “Repurchase Authorization”).

Subject to the terms and conditions of a Repurchase Authorization, the Company’s Chief Financial Officer (the “CFO”) or the CFO’s delegate approves the execution of specific repurchases of Company Securities in consultation with, and subject to prior clearance from, Kroger’s General Counsel or his or her designee.

In general, Repurchase Authorizations should be effected (a) when the Company is not aware of material non-public information about the Company or Company Securities, (b) pursuant to a contract, instruction, or plan that satisfies the requirements of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended, or (c) otherwise in compliance with applicable law.

The timing, magnitude and volume of individual repurchase contracts under the program, as well as the brokers utilized to execute share repurchase contracts, are at the discretion of management and must be in compliance with all applicable securities laws.

Any amendments to this Policy must be approved by the Board of Directors.

Adopted March 13, 2025